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                 [ADVANCED REFRACTIVE TECHNOLOGIES letterhead]

APRIL 4, 2007

Raquel Howard
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549


Dear Ms. Howard:

In response to your letter dated March 8, 2007, pertaining to the filing of our 8-K and the quarterly 10-Q's for 2006, I would like to acknowledge that:

The company is responsible for the adequacy and accuracy of all the disclosures in the filings;

Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are expecting the new independent accountant to be engaged by the middle of April and the financial statements for each period will be the first job for them to take care of and than we will immediately file re-amended returns.

If you have any questions, please feel free to call me at 949-940-1300, ext.
329.

Sincerely,

/s/ Laurence Schreiber

Laurence Schreiber
COO



1062 Calle Negocio Suite D                             Phone: 949-940-1300
San Clemente, CA 92673                                 Fax: 949-940-1301 (Main)
U.S.A.